FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 3rd of July, 2006

MSYSTEMS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of a press release issued July 3, 2006 by msystems.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	July 3, 2006	By:	/s/ Donna Gershowitz
Donna Gershowitz VP, General Counsel

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msystems Contact	Investor Relations Contacts
Elana Holzman Director of Investor Relations, msystems	Jeff Corbin / Lee Roth KCSA Worldwide
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +972-9-7645000	Tel: 1-212-896-1214 / 1209

FOR immediate release:

msystems Files for an Extension for the Filing of Its Annual Report

Company intends to restate its financial statements by July 17, 2006

KFAR SABA, Israel, July 3, 2006 - msystems (Nasdaq: FLSH), a leader in smart personal storage, today announced that it has filed for an extension with the Securities and Exchange Commission ("SEC") for the filing of its annual report on Form 20-F for the year ended December 31, 2005 (the "Annual Report"). The Company currently intends to file the Annual Report by July 17, 2006, within the allowed extension period.

The Company previously announced that it has commenced an internal review of prior stock option grants. The internal review is being conducted by a special committee comprised of external members of its Board of Directors (the "Special Committee"), which retained independent counsel to assist it.

As a result of the Special Committee`s review, the Board of Directors has concluded that, for accounting purposes, the actual measurement dates of certain past stock option grants differ from the previously recorded measurement dates for such grants. Accordingly, the Company intends to restate its financial statements for the years 2001 to 2005 (inclusive) and to revise its financial information for the first quarter of 2006 to reflect primarily non-cash charges for certain past stock option grants. The Company and the Special Committee are continuing to evaluate whether any restatement with respect to stock option grants will be required for years prior to 2001.

The Company is unable to file its Annual Report until it completes the preparation of the required restated financial statements and financial information.

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Furthermore, the Company voluntarily notified the SEC on June 13, 2006 of the commencement of the Company`s internal review. Thereafter, the Company received a letter from the staff of the SEC on June 26, 2006 requesting that the Company voluntarily provide certain documents and information in connection with an SEC staff informal investigation relating to the grant or exercise of Company stock options.  The Company intends to cooperate fully with the SEC staff.

"msystems is a strong company, built on a foundation of personal integrity," said Dov Moran, president and chief executive officer, msystems. "We remain focused on building our business while working closely with the Special Committee to effectively bring this matter to conclusion as quickly as possible."

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About msystems

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets. msystems` product lines include:

● mDrive (formerly DiskOnKey®) U3 USB smart drives for personal, portable computing

● mDOC embedded flash drives for mobile handsets and consumer electronics devices

● mSIM MegaSIM® series high-density SIM cards and mSIM M.MAR® series SIM cards and highly secure cards (available both from msystems and its subsidiary Microelectronica)

● mCard, high-quality memory cards for mobile handsets and digital cameras

● mTrust (formerly Xkey®) end-to-end enterprise access, control and management solution for USB flash drives and other removable media

● mSSD (formerly FFD(TM)) rugged solid state disks for mission-critical applications

● mModule (formerly DiskOnChip® modular family) modular flash storage for embedded systems

● mSafe (formerly SuperMAP® family) secure hardware and software crypto cores

More information is available online at www.m-systems.com. msystems. made smarter.

Note to Editors: High-resolution photo images of msystems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

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Certain statements in this press release concerning msystems Ltd.`s proposed restatement and the proposed timing of the filing of the Annual Report or any other SEC filings, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurance that forward-looking statements will be achieved. Important risks, uncertainties and other important factors that could cause the Company not to achieve the forward looking statements include, among others: the completion of the proposed restatement of the Company`s historical financial statements and other financial information and any further internal review by the Company and its independent registered public accounting firm of stock options grants and the proposed restatement; any unanticipated delay in the proposed timing of the filing of the Annual Report; and the completion of the Special Committee`s review and the outcome of the SEC`s informal investigation with respect to Company stock option grants.  msystems makes no commitment to revise or update any forward-looking statements except as otherwise required by law.

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